WHITE & CASE

White & Case, S.C.
Abogados
Oficina en Monterrey
Batallón de San Patricio 111 – Piso 28
Valle Oriente
66269 Garza García, N.L., México

Tel (52-81) 8368 0240
Fax (52-81) 8368 0252
www.whitecase.com


05008356

May 3rd, 2005


SEC MAIL
RECEIVED
PROCESSING
MAY 19 2005
WASH. D.C.
185
SECTION

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby deliver to you the following documentation required to be submitted under the Rule:

(A) In accordance with the provisions of Rule 12g3-2(b)(1)(i) (B) and (iii), an English version of the Company's financial report for the fourth quarter of 2004, provided to the Mexican Stock Exchange (the "BMV");

(B) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, an electronic financial information system of the BMV, with regard to the issuance of senior unsecured notes, dated October 4, 2004;

(C) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, with regard to market shifts, dated October 11, 2004; and

(D) In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of information made public to investors through EMISNET, with regard to market shifts, dated October 12, 2004.

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that it is furnishing the Securities and Exchange Commission with the information set forth above and that the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Matthew Wilhoit

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Javier Cataño (without enclosures)
Lic. Alberto Sepúlveda Cosío (without enclosures)

(A)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS — QUARTER: **4** — YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V..

CONSOLIDATED FINANCIAL STATEMENT
AS OF December 31 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**10,776,994**	**100**	**10,729,864**	**100**
2	**CURRENT ASSETS**	**1,604,992**	**15**	**1,403,083**	**13**
3	CASH AND SHORT-TERM INVESTMENTS	269,062	2	238,262	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	984,046	9	722,596	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	304,727	3	397,340	4
7	OTHER CURRENT ASSETS	47,157	0	44,885	0
8	**LONG-TERM**	**294,871**	**3**	**182,915**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	129,784	1	153,361	1
10	INVESMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	27,745	0	29,554	0
11	OTHER INVESTMENTS	137,342	1	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,071,683**	**75**	**8,286,245**	**77**
13	PROPERTY	9,338,476	87	9,545,328	89
14	MACHINERY	1,932,723	18	2,003,295	19
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	3,272,334	30	3,388,464	32
17	CONSTRUCTION IN PROGRESS	72,818	1	126,086	1
18	**DEFERRED ASSETS (NET)**	**805,448**	**7**	**857,621**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,375,278**	**100**	**6,418,730**	**100**
21	**CURRENT LIABILITIES**	**1,453,413**	**23**	**1,472,206**	**23**
22	SUPPLIERS	401,000	6	486,124	8
23	BANK LOANS	257,740	4	336,001	5
24	STOCK MARKET LOANS	183,844	3	245,292	4
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	610,829	10	404,789	6
27	**LONG-TERM LIABILITIES**	**3,447,063**	**54**	**3,529,009**	**55**
28	BANK LOANS	2,007,810	31	1,698,895	26
29	STOCK MARKET LOANS	1,379,815	22	1,784,135	28
30	OTHER LOANS	59,438	1	45,979	1
31	**DEFERRED LOANS**	**1,405,697**	**22**	**1,320,857**	**21**
32	**OTHER LIABILITIES**	**69,105**	**1**	**96,658**	**2**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,401,716**	**100**	**4,311,134**	**100**
34	**MINORITY INTEREST**	**1,083,481**	**25**	**1,168,311**	**27**
35	**MAJORITY INTEREST**	**3,318,235**	**75**	**3,142,823**	**73**
36	**CONTRIBUTED CAPITAL**	**2,302,582**	**52**	**2,340,487**	**54**
37	PAID-IN CAPITAL STOCK (NOMINAL)	490,533	11	490,791	11
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,542,652	35	1,552,002	36
39	PREMIUM ON SALES OF SHARES	153,520	3	156,693	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	115,877	3	141,001	3
41	**CAPITAL INCREASE (DECREASE)**	**1,015,653**	**23**	**802,336**	**19**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,402,084	32	1,322,196	31
43	SHARES REPURCHASE FUND	153,627	3	154,309	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY	-827,755	-19	-820,917	-19
45	**NET INCOME FOR THE YEAR**	287,697	7	146,748	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**269,062**	**100**	**238,262**	**100**
46	CASH	153,447	57	136,230	57
47	SHORT-TERM INVESTEMENTS	115,615	43	102,032	43
18	**DEFERRED ASSETS (NET)**	**805,448**	**100**	**857,621**	**100**
48	AMORTIZED OR REDEEMED	369,474	46	381,654	45
49	GOODWILL	0	0	2,204	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	435,974	54	473,763	55
21	**CURRENT LIABILITIES**	**1,453,413**	**100**	**1,472,206**	**100**
52	FOREIGN CURRENCY LIABILITIES	708,498	49	500,085	34
53	MEXICAN PESO LIABILITIES	744,915	51	972,121	66
24	**STOCK MARKET LOANS**	**184,844**	**100**	**245,292**	**100**
54	COMMERCIAL PAPER	0	0	245,292	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	184,844	100	0	0
26	**OTHER CURRENT LIABILITIES**	**610,829**	**100**	**404,789**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	9458	2	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	601,371	98	404,789	100
27	**LONG-TERM LIABILITIES**	**3,447,063**	**100**	**3,529,009**	**100**
59	FOREIGN CURRENCY LIABILITIES	2,233,817	65	1,596,550	45
60	MEXICAN PESO LIABILITIES	1,213,246	35	1,932,459	55
29	**STOCK MARKET LOANS**	**1,379,815**	**100**	**1,784,135**	**100**
61	BONDS	1,379,815	100	0	0
62	MEDIUM TERM NOTES	0	0	1,784,135	100
30	**OTHER LOANS**	**59,438**	**100**	**45,979**	**100**
63	OTHER LOANS WITH COST	59,438	100	45,979	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,405,697**	**100**	**1,320,857**	**100**
65	NEGATIVE GOODWILL	0	0	8,565	1
66	DEFERRED TAXES	1,360,022	97	1,280,382	97
67	OTHERS	45,675	3	31,910	2
32	**OTHER LIABILITIES**	**69,105**	**100**	**96,658**	**100**
68	RESERVES	69,105	100	96,658	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(827,755)**	**100**	**(820,917)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(5,986,766)	-723	(5,820,163)	(709)
71	INCOME FROM NON-MONETARY POSITION	5,159,011	623	4,999,246	609

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 4 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
72	WORKING CAPITAL	151,579	(69,123)
73	PENSION FUND AND SENIORITY PREMIUMS	11,138	10,795
74	EXECUTIVES (*)	373	191
75	EMPLOYERS (*)	3,221	2,684
76	EMPLOYEES (*)	4,398	3,557
77	OUTSTANDING SHARES (*)	491,159,826	490,790,977
78	REPURCHASED SHARES (*)	1,615,485	1,257,685

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM January 1st TO December 31 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,486,605**	**100**	**4,148,591**	**100**
2	COST OF SALES	3,341,956	74	3,089,603	74
3	**GROSS INCOME**	**1,144,649**	**26**	**1,058,988**	**26**
4	OPERATING	453,974	10	505,898	12
5	**OPERATING INCOME**	**690,675**	**15**	**553,090**	**13**
6	TOTAL FINANCING	86,047	2	311,268	8
7	**INCOME AFTER FINANCING COST**	**604,628**	**13**	**241,822**	**6**
8	OTHER FINANCIAL OPERATIONS	101,732	2	55,064	1
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**502,896**	**11**	**186,758**	**5**
10	RESERVE FOR TAXES AND WORKER PROFIT SHARING	163,667	4	75,735	2
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**339,229**	**8**	**111,023**	**3**
12	SHARE NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS	1,005	0	1,849	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**340,234**	**8**	**112,872**	**3**
14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**340,234**	**8**	**112,872**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRICIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**340,234**	**8**	**112,872**	**3**
19	NET INCOME OF MINORITY INTEREST	52,537	1	(33,876)	-1
20	**NET INCOME OF MAJORITY INTEREST**	**287,697**	**6**	**146,748**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,486,605**	**100**	**4,148,591**	**100**
21	DOMESTIC	4,002,189	89	3,579,611	86
22	FOREIGN	484,416	11	568,980	14
23	EXPRESSED IN US DOLLARS (***)	43,447	1	51,031	1
6	**TOTAL FINANCING COST**	**86,047**	**100**	**311,268**	**100**
24	INTEREST PAID	300,316	349	315,229	101
25	FOREIGN EXCHANGE LOSSES	269,409	313	446,775	144
26	INTEREST EARNED	10,870	13	7,724	2
27	FOREIGN EXCHANGE PROFITS	294,260	342	302,470	97
28	GAIN DUE TO MONETARY POSITION	(178,548)	-208	(140,542)	-45
42	LOSS FROM RESTATEMENT OF UDIS	0	0	0	0
43	GAIN FROM RESTATEMENT OF UDIS	0	0	0	0
8	**OTHER FINANCIAL TRANSACTIONS**	**101,732**	**100**	**55,064**	**100**
29	OTHER EXPENSES (INCOME) NET	101,732	100	55,064	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**163,667**	**100**	**75,735**	**100**
32	INCOME TAX	109,807	67	95,698	126
33	DEFERRED INCOME TAX	53,860	33	(19,963)	-26
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
36	TOTAL SALES	4,529,790	4,192,811
37	NET INCOME FOR THE YEAR	0	0
38	NET SALES (**)	4,486,605	4,148,591
39	OPERATION INCOME (**)	690,675	553,090
40	NET INCOME OF MAJORITY INTEREST (**)	287,697	146,748
41	NET CONSOLIDATED INCOME (**)	340,234	112,872

(**) THE RESTATED INFORMATION OF THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

QUARTERLY FINANCIAL STATEMENT
FROM October 1st TO Decemberber 31 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,122,289**	**100**	**1,027,489**	**100**
2	COST OF SALES	867,214	77	776,604	76
3	**GROSS INCOME**	**255,075**	**23**	**250,885**	**24**
4	OPERATIONS	111,448	10	120,032	12
5	**OPERATING INCOME**	**143,627**	**13**	**130,853**	**13**
6	TOTAL FINANCING	-28,128	-3	78,835	8
7	**INCOME AFTER FINANCING COST**	**171,755**	**15**	**52,018**	**5**
8	OTHER FINANCIAL OPERATIONS	79,986	7	23,671	2
9	**INCOME BEFORE TAXES AND EMPLOYEE PROFIT SHARING**	**91,769**	**8**	**28,347**	**3**
10	RESERVE FOR TAXES AND EMPLOYEES PROFIT SHARING	31,282	3	39,165	4
11	**INCOME AFTER TAXES AND EMPLOYEE PROFIT SHARING**	**60,487**	**5**	**-10,818**	**-1**
12	PARTICIPATION IN SUBSIDIARIES AND NON-CONSOLIDATED OPERATIONS NET INCOME	339	0	713	0
13	**CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS**	**60,826**	**5**	**-10,105**	**-1**
14	INCOME FROM OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**60,826**	**5**	**-10,105**	**-1**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**60,826**	**5**	**-10,105**	**-1**
19	NET INCOME OF MINORITY INTEREST	19,151	2	-55,098	-5
20	**NET INCOME OF MAJORITY INTEREST**	**41,675**	**4**	**44,993**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 4 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS BRI
(In Thousands of Mexican Pesos) (I

Final Printing

REF R	CONCEPTS	PRESENT QUARTER		QUARTER OF PREVIOUS YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,122,289**	**100**	**1,027,489**	**100**
21	DOMESTIC	986,961	88	863,419	84
22	FOREIGN	135,328	12	164,070	16
23	EXPRESSED IN US DOLLARS (***)	12,138	1	14,715	1
6	**TOTAL FINANCING COST**	**(28,128)**	**100**	**78,835**	**100**
24	INTEREST PAID	67,843	241	76,451	97
25	FOREIGN EXCHANGE LOSSES	(34,032)	(121)	141,533	180
26	INTEREST EARNED	7,223	26	3,331	4
27	FOREIGN EXCHANGE PROFITS	1,826	6	78,377	99
28	GAIN DUE TO MONETARY POSITION	(52,890)	(188)	(57,441)	(73)
8	**OTHER FINANCIAL TRANSACTIONS**	**79,986**	**100**	**23,671**	**100**
29	OTHER EXPENSES (INCOME) NET	79,986	100	23,671	100
30	(PROFIT) LOSS ON SALE OF OWN	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0
9	**RESERVE FOR TAXES AND EMPLOYEE PROFIT SHARING**	**31,282**	**100**	**39,165**	**100**
32	INCOME TAX	(6,747)	(22)	5,544	14
33	DEFERRED INCOME TAX	38,029	122	33,621	86
34	EMPLOYEE PROFIT SHARING	0	0	0	0
35	DEFERRED WORKER PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: 4 YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
from January 1st to December 31 of 2004 and 2003
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
1	**CONSOLIDATED NET INCOME**	**340,234**	**112,872**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	243,384	442,730
3	**CASH FLOW FROM NET INCOME FOR THE YEAR**	**583,618**	**555,602**
4	CASH FLOW CHANGES IN WORKING CAPITAL	(63,373)	(30,324)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**520,245**	**525,278**
6	CASH FLOW FROM EXTERNAL FINANCING	(2,075)	(122,555)
7	CASH FLOW FROM INTERNAL FINANCING	(76,575)	(116,115)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(78,650)**	**(238,670)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(410,795)**	**(315,618)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	30,800	(29,010)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	238,262	267,272
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	269,062	238,262

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL RESULTS
BREAKDOWN OF MAIN CONCEPTS
(In Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	PRESENT QUARTER Amount	QUARTER OF PREVIOUS YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH**	**243,384**	**442,730**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	411,384	448,104
14	+(-) NET INCREASE (DECREASE) IN PENSION FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONETARY EXCHANGE	-24,851	144,304
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-178,548	-140,543
17	+(-) OTHER ITEMS	35,399	-9,135
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE THE USE OF CASH	0	0
4	**CASH FLOW CHANGE IN WORKING CAPITAL**	**-63,373**	**-30,324**
18	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-227,536	-124,981
19	+(-) DECREASE (INCREASE) IN INVENTORY	72,215	13,921
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-4,505	47,225
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNTS	-60,241	79,552
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	156,694	-46,041
6	**CASH FLOW FROM EXTERNAL FINANCING**	**-2,075**	**-122,555**
23	+ SHORT-TERM BANK AND STOCK EXCHANGE FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK EXCHANGE FINANCING	3,513,714	3,116,332
25	+ DIVIDENDS RECEIVED	0	0
26	+ OTHER FINANCING	0	5,937
27	(-) BANK FINANCING AMORTIZATION	-3,515,789	-3,244,824
28	(-) STOCK EXCHANGE AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**-76,575**	**-116,115**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-49,759
31	(-) DIVIDENDS PAID	-68,598	-59,999
32	+ PREMIUM ON SALE OF SHARES	-3,173	-6,357
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-4,804	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-410,795**	**-315,618**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	-26,777	18,034
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-100,769	-112,095
36	(-) INCREASE IN BUILDINGS IN PROGRESS	-102,899	-46,547
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	-180,350	-175,010

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P		PRESENT QUARTER YEAR		QUARTER OF PREVIOUS YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.58	%	2.72	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	8.67	%	4.67	%
3	NET INCOME TO TOTAL ASSETS (**)	3.16	%	1.05	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	52.48	%	124.51	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.42	times	0.39	times
7	NET SALES TO FIXED ASSETS (**)	0.56	times	0.50	times
8	INVENTORY ROTATION (**)	10.97	times	7.78	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	69	days	54	days
10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.70	%	7.67	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.16	%	59.82	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.45	times	1.49	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.15	%	32.66	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.71	%	42.59	%
15	OPERATING INCOME TO INTEREST PAID	2.30	times	1.75	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.70	times	0.65	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.10	times	0.95	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.89	times	0.68	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.25	times	0.22	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	18.51	25	16.18	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.01	%	13.39	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.41)	%	(0.73)	%
23	CASH GENERATED (USED) IN OPERATIONS TO INTEREST PAID	1.73	times	1.67	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	2.64	%	51.35	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.36	%	48.65	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	24.53	%	35.52	%

(**) FOR THIS DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

INFORMATION PER SHARE
CONSOLIDATED

Final Printing

REF D		PRESENT QUARTER YEAR			QUARTER OF PREVIOUS YEAR		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.58		$	0.29	
2	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$	1.38		$	1.11	
5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUING OPERATIONS PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	BOOK VALUE PER SHARE	$	6.76		$	6.40	
9	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO BOOK VALUE		1.23	times		0.84	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		14.36	times		18.34	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)		0.00	times		0.00	times

ENGLISH TRANSLATION

MEXICO CITY STOCK EXCHANGE
(BOLSA MEXICANA DE VALORES, S.A. DE C.V.)
SIFIC/ICS

Ticker: Posadas **Quarter: 4**
Grupo Posadas, S.A. de C.V.

ANNEX 1

Total Revenue

The Company's consolidated revenue increased 9.2% with respect to the fourth quarter of 2003, mainly due to a 54.3% increase in the revenue of the management business. In addition, the combined revenue from owned and leased hotels grew 11.4% with respect to fourth quarter of 2003, as a result of a 4% increase in REVPAR and a 7% increase in the average number of rooms. Vacation Club also had another good quarter, with sales increasing by 24.8% to $162.8 million. Nevertheless, as explained below, $77.0 million of Vacation Club revenues for the quarter were capitalized as they derive from pre-sales related to the third stage of villas of the Los Cabos development.

Owned Hotels

In terms of occupancy, the favorable trend seen throughout the year continued during the fourth quarter. In general, urban hotels continued to show a more dynamic demand (as measured by rooms occupied) over supply for the hotels located in western, central and southern Mexico. With daily rates that have yet to recover, the 3-percentage point (pp) increase in occupancy resulted in REVPAR growth of 4%. The data in the table include the impact of five urban hotel openings (four leased and one owned) that took place during 2004. Excluding these openings, the occupancy growth for the quarter would have been 5 pp and 7% in REVPAR. In South American hotels, excluding openings, occupancy increased by 8 pp and REVPAR increased by 20% in real terms.

Such REVPAR performance was reflected in a 11.4% increase in the combined revenue from owned and leased hotels during the quarter. It is important to point out that during the fourth quarter of 2003 the Company sold the Holiday Inn McAllen Civic Center hotel over its book value, with said transaction representing revenue and a contribution of $36 million. Excluding the impact of such sale, the growth in revenue from owned and leased hotels during the quarter was 17.5%.

For owned coastal hotels, the aggressive marketing strategies implemented by the Company and the higher utilization of proprietary distribution channels have resulted in an enhanced business mix and continue to yield good results, reflected in a 4 pp increase in occupancy and a 5% increase in REVPAR. While there was a 5% decrease in average daily rate (ADR) for the quarter, this was mainly attributable to the fact that the Fiesta

Americana Condesa Acapulco remained partially closed during the months of November and December due to construction to convert rooms into Vacation Club units. Similarly, the Fiesta Americana Cancún hotel was completely converted into a Vacation Club during 2004 and its ADR compares unfavorably to the ADR it had during the fourth quarter of 2003.

The growth in revenue from leased hotels was mainly driven by the new openings under this model during the last 12 months, which include the Caesar Business Belo Horizonte (Brazil), the Fiesta Inn Culiacán, the Caesar Park Faria Lima Sao Paulo, the Fiesta Inn San Luis Potosí Oriente, and, in the fourth quarter of 2004, the Fiesta Inn Cuautitlán and the Fiesta Americana Grand Aqua. Comparatively, direct costs have outgrown revenues due to the impact of the fixed rent of these new additions, which translated into a negative contribution for the quarter. We estimate, however, that better contribution margins for this business will be achieved as these hotels continue to mature.

Managed Hotels

The factors mentioned in the above section also contributed to a 3pp increase in hotel occupancy on a chain wide level, with a 2% decrease in ADR, in real terms. This decrease in ADR includes the impact of 12 openings made within the last year, 11 of them of urban hotels under the Fiesta Inn and Caesar Business brands, the relevance of which within our business lines continues to grow.

Costs in this segment increased 11.6% as a consequence of costs related to the operation of Conectum (our shared services center through which we are migrating hotel management to a centralized model) and the larger number of hotels under operation. Nevertheless, due to the economies of scale that characterize this business segment we experienced an improvement in the margin for the quarter, from 25.3% to 46.0%.

Other Businesses

Combined sales for the Los Cabos and Cancún developments reached approximately $163 million for the quarter, 24.8% higher than those for the fourth quarter of 2003. $77 million of these sales correspond to pre-sales of the third stage of units (villas) of the Los Cabos development. Due to this fact, these revenues were capitalized as of year-end 2004 and will be attributed to results once the third-stage villas are ready for use. The impact on contribution amounts to $14.3 million.

EBITDA

EBITDA for the quarter increased 4.7%, while accumulated EBITDA was 9.8%. Excluding the favorable impact the sale of the Holiday Inn McAllen Civic Center had on EBITDA for the fourth quarter (see Owned Hotels above) and including the capitalized contribution of the Los Cabos Vacation Club mentioned above, consolidated EBITDA

grew 32% during the fourth quarter of 2004, maintaining the trend observed during the last two quarters.

Financial Position

During the quarter, the Company completed as planned the use of the net proceeds received from the issuance of US$150 million of senior unsecured notes in October, 2004. With this issuance, the net debt as of year-end stood at US$325 million (including the effect of applying Bulletin C-12), which brought the net debt to EBITDA ratio to 3.4 times, from 3.9 times as of year-end during 2003. After such proceeds were applied, short-term debt (including the current portion of long-term debt), represented 12% of total debt as of year-end 2004.

Comprehensive Financing Cost

Foreign exchange income was a result of the effect on debt of the 2.1% appreciation of the peso over the dollar during the quarter, compared to a 2.4% depreciation registered during the fourth quarter of 2003. With respect to the monetary position result, the increase in income is a result of (i) inflation during the fourth quarter of 2004 of 1.8%, compared to 1.6% inflation in the fourth quarter of 2003 and (ii) of a higher net monetary liability position derived from increased deferred taxes.

Net interest paid grew 6.9% during the quarter, mainly due to the impact of higher domestic interest rates on the peso-denominated debt. Average 28-day TIIE was 8.5% for the quarter, compared to 5.8% for the corresponding quarter in 2003. The average depreciation of the peso of approximately 2% compared to the same quarter last year impacted in a lesser proportion the interest paid. Interest coverage at year-end was 3.6 times.

During the quarter, the Company maintained an average debt mix of 69% in dollars and 31% in pesos.

Development

During the quarter we maintained our established growth pattern with the opening of two new hotels: the Fiesta Americana Grand Aqua in Cancún and a Fiesta Inn in Cuautitlán, in the State of México. This resulted in a total of 12 openings during 2004.

The Company currently has 23 hotels with over 3,300 rooms under development, whether under construction or with management agreements already signed, to be opened within the next two years. We estimate that this development plan will require a total investment of US$215 million, of which the Company will contribute only 4%, as the majority of these openings will be under management and lease agreements.

Grupo Posadas, S.A. de C.V.

Notes to the Financial Information

ANNEX 2

Consolidated
Final Printing

Significant accounting policies

Basis of preparation

The accounting policies followed by the Company are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies of the Company are as follows:

a. Recognition of the effects of inflation

The Company restates its consolidated financial information in terms of the purchasing power of the Mexican peso as of the most recent period in order to recognize the effects of inflation. Accordingly, the financial statements originally issued have been restated and the prior period amounts presented herein differ from those originally reported in terms of Mexican pesos for the corresponding period due to the effect of the conversion. Consequently, all consolidated financial statement amounts are comparable, both for the current year and prior years, since all are stated in terms of Mexican pesos.

b. Marketable securities

These are primarily money market securities valued at their market price and registered at their market value.

c. Inventory and operating costs

Inventories and their related costs are valued at average cost, which due to high turnover is similar to replacement cost.

d. Inventory and real estate development

Time-share club intervals are recorded at their acquisition, development and building cost, usually in US dollars and updated according to the Mexican peso-US dollar exchange rate to show values that correspond to reporting terms commonly used in the real estate sector.

Long term time-share club intervals correspond to the cost of the Fiesta Americana Cancún hotel, which is undergoing refurbishment to incorporate time-share services.

e. Investment in shares

Investment in shares where the Company has a significant influence is recorded applying the profit sharing method, recognizing profit sharing and investment of shareholders of associated companies.

Investments where the Company does not have a significant influence are valued at their cost, restated according to the NCPI, not to exceed their sale price.

f. Property and equipment

Property and equipment in Mexico have been restated using factors derived from the NCPI. Depreciation is calculated using the straight-line method, based on the economic useful lives and residual values of such property and equipment as determined by independent appraisers. Property and equipment of foreign subsidiaries are recorded at historical cost, restated based on the NCPI of the country of origin, and translated into Mexican pesos at the exchange rate as of year-end.

The cost of improvements, remodeling and replacements is capitalized. The cost of minor repairs and maintenance is charged to results when incurred.

g. Labor liabilities

According to the Mexican Labor Law, Mexican companies are liable for severance payments and seniority premiums to terminated employees under certain circumstances. In addition, the Company has a pension plan to address the retirement of its executives.

The policy of the Company is to record severance payments as results of the period in which they are incurred. Liabilities for seniority premiums are recorded as they accrue, according to actuarial calculations based on the projected unit credit method, using real interest rates. Therefore, the net liability is being accrued and at present value will cover the projected benefit obligations up to the estimated retirement date of the Company's employees.

There are no significant labor liabilities in the case of foreign subsidiaries.

h. Income tax, tax on assets and employee statutory profit-sharing

Income tax (ISR) and employee statutory profit-sharing (PTU) are recorded as results of the year in which they are incurred. Deferred income tax assets and liabilities recognize

temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are recorded only, when in the opinion of management, they are likely to be recovered. Deferred PTU is derived from temporary differences between accounting results and income for PTU purposes and is recognized only when it can be reasonably assumed that it will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized.

The tax on assets paid that is expected to be recovered is recorded as an advance payment of ISR and is presented in the balance sheet as decreasing the deferred ISR liability.

i. Cumulative effect of restatement

The cumulative effect of restatement primarily results from converting the results of foreign subsidiaries and from holding no monetary assets of prior years.

j. Recognition of revenue

Revenues from hotel operations and management services are recognized when such services are rendered. Revenues from Vacation Club operations are recognized when the relevant contract is formalized and the corresponding down payment is collected.

k. Integral financing cost

Integral financing cost consists of the net effect of all financial revenues or expenses, such as interest, currency exchange, exchange gain or loss from futures and securities contracts, restatement of investment units and gain from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction and assets and liabilities in foreign currency are adjusted to the exchange rate as of year end.

Gains from monetary position, which result from the deterioration of the purchasing power of monetary items caused by inflation, are determined by applying the inflation factor derived from the NCPI to net monetary liabilities at the beginning of each month. They are restated at year-end with the corresponding inflation factor.

l. Other related businesses

Other related businesses primarily include revenues, direct costs and operating expenses of certain subsidiaries engaged in the sale of real estate developments, the sale of Vacation Club intervals, the distribution of operating equipment for hotels, coordination and hotel design and travel agency operations.

m. Majority income per share

Majority income per share is determined by dividing majority net income by the weighted average number of common shares outstanding.

Diluted income per share is determined by adding 1) the interest and exchange variations of convertible bonds and bond issuance agreements to the majority income per share, 2) the weighted average of outstanding liabilities during the period, (converted into shares based on the conversion coefficient set forth in the convertible obligation and bond issuance agreements to the weighted average of outstanding shares).

n. Statements of changes in financial position

Present changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos as of the most recent year-end.

o. Integral results

Include net income for the current fiscal period and the items that represent gains and losses that in accordance with specific provisions are represented in shareholders investments, such as results arising out of non-monetary assets.

p. Derivatives

The Company records all effects of its derivatives agreements as assets and liabilities. Derivatives affect assets, liabilities, transactions or risks at the time they occur.

q. Financial instruments

The estimated value of the Company's financial instruments has been set forth based on available market information. The value of cash and market securities, accounts receivable and payable accounts correspond to their reasonable value due to the short term maturity of these items. Long term receivables, bank loans and debt accrue interest at floating rates, and their book value corresponds to their reasonable value.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 3

CONSOLIDATED

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2) (%)	TOTAL AMOUNT (Thousands of pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
1	INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SHAREHOLDER	1	99.99	2,681,441	5,063,147
2	POSADAS DE MEXICO S.A. DE C.V.	HOTEL MANAGEMENT	1	99.99	96,947	1,170,409
3	HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE	1	99.99	84,073	358,298
4	PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	128,468
5	FONDO INMOBILIARIO POSADAS, S.-A. DE C.V.	SINCA	1	51.97	52,564	219,255
6	INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	48,611	95,884
7	POSADAS USA, INC	HOTEL MANAGEMENT	1	99.99	34,563	98,768
8	DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	70.00	8,929	19,215
9	COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	GOODS SUPPLIER	1	99.99	9,889	9,843
10	OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA	1	75.00	188	1,238
11	SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT PLANNING AND SURVEILLANCE	1	99.99	12,180	(377)
12	OTHER SUBSIDIARIES (4) (NO. DE SUBS.:)		1	-	75,875	(32,632)
	TOTAL INVESTMENT IN SUSIDIARIES				**3,362,557**	**7,131,516**
	ASSOCIATES					
1	INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL MANAGEMENT	7,500	25.00	3,800	16,865
2	INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL MANAGEMENT	2,394,566	9.20	103	4,741
3	RIOTUR EMPRESA DE TURISMO DO MUNICIPIO DO RIO JAN	HOTEL MANAGEMENT	24,551,107	1.91	0	3,686
4	TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL MANAGEMENT	1,648,071	0.49	0	99
5	OTHER ASSOCIATES (4) (No. DE ASOC.:) 1		1	-	65	2,354
	TOTAL INVESTMENT ASSOCIATES				**3,968**	**27,745**
	OTHER PERMANENT INVESTMENTS					**137,342**
	T O T A L				**3,366,525**	**7,296,603**

DETAIL OF CAPITAL STOCK INVESTMENT

ANNEX 4

CONSOLIDATED

Not required by the Mexican Stock Exchange

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS
(IN THOUSANDS OF MEXICAN PESOS)

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCOMEXT	August 19, 2009	4.03				228,193	5,203	5,203	5,203	3,902						
SENIOR NOTES	October 4, 2011	8.75														1,672,425
BBVA BANCOMER	October 30, 2005	5.13				2,846										
SCOTIABANK INVERLAT	July 29, 2009	5.95				18,583	18,583	18,583	18,583	199,761						
SCOTIABANK INVERLAT	July 29, 2009	10.91	3,237	44,499												
BANORTE	December 3, 2009	10.45	4,881	15,865												
FINANCIAL INSTITUTIONS																
TOTAL BANKS			8,118	60,364		249,622	23,786	23,786	23,786	203,663						1,672,425
STOCK EXCHANGE LISTED																
WITHOUT GUARANTEES																
VALUE	February 16, 2006	12.56		300,000												
VALUE	July 7, 2006	11.99		250,000												
VALUE	May 6, 2009	12.11		250,000												
WITH GUARANTEES																
IXE	January 27, 2008	5.15				90,801	90,801	90,801	97,785	6,984						
IXE	January 27, 2009	11.34	93,043	293,444												
TOTAL			93,043	1,093,444		90,801	90,801	90,801	97,785	6,984						

MEXICAN STOCK EXCHANGE
ANNEX 05
BREAKDOWN OF LOANS

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Interest Rate	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) time interval						Amortization of Credits in Foreign Currency With Foreign Entities (Thousands) time interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS			13,032								3,563					
SERVICE SUPPLIERS			323,439								60,966					
MERCHANDISE SUPPLIERS																
TOTAL SUPPLIERS			**336,471**								**64,529**					
OTHER CURRENT LIABILITIES			307,283	59,438							303,546					
TOTAL			744,915	1,213,246		340,423	114,587	114,587	121,571	210,647	368,075					1,672,425

TICKER: POSADAS QUARTER: **4** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(In Thousands of Mexican Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

FOREING MONETARY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
TOTAL ASSETS	**50,631**	**564,509**	**86,734**	**967,041**	**1,531,550**
LIABILITIES POSITION	**216,018**	**2,408,484**	**21,850**	**243,627**	**2,652,111**
SHORT TERM LIABILITIES POSITION	16,142	179,975	17,420	194,229	374,201
LONG TERM LIABILITIES POSITION	199,876	2,228,509	4,430	49,398	2,277,910
NET BALANCE	**(165,387)**	**(1,843,975)**	**64,884**	**723,414**	**(1,120,561)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

DETAILS AND CALCULATION OF INCOME BY MONETARY POSITION
(In Thousands of Mexican Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS EFFECT
JANUARY	1,517,097	4,647,902	3,130,805	0.62	19,411
FEBRUARY	1,552,769	5,264,108	3,711,339	0.60	22,268
MARCH	1,507,323	4,399,888	2,892,565	0.34	9,835
APRIL	1,603,483	4,975,140	3,371,657	0.15	5,057
MAY	1,886,193	4,635,803	2,749,610	(0.25)	(6,874)
JUNE	1,830,380	5,173,020	3,342,640	0.16	5,348
JULY	2,046,320	4,753,794	2,707,474	0.26	7,039
AUGUST	2,059,010	5,164,978	3,105,968	0.62	19,257
SEPTEMBER	2,036,486	4,790,101	2,753,615	0.83	22,855
OCTOBER	1,842,717	5,249,239	3,406,522	0.69	23,505
NOVEMBER	2,087,318	5,700,965	3,613,647	0.85	30,716
DECEMBER	2,185,124	5,894,172	3,709,048	0.21	7,789
RESTATEMENT	0	0	0	0.00	4,894
CAPITALIZATION:	0	0	0	0.00	7,448
FOREIGN CORP.:	0	0	0	0.00	0
OTHER:	0	0	0	0.00	0
T O T A L					**178,549**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS | QUARTER: 4 | YEAR: 2004

GRUPO POSADAS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING ON STOCK EXCHANGE (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED ON ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2004**

PLANTS, TRADE OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CAESAR PARK HOTELS	GREAT TOURISM HOTELS	895,031	61%
FIESTA AMERICANA HOTELS	GREAT TOURISM AND FIVE STARS HOTELS	4,503,010	62%
FIESTA INN HOTELS	FOUR STARS "BUSINESS CLASS" HOTELS	1,976,372	66%
HOLIDAY INN HOTELS	FOUR STARS HOTELS	150,311	64%
THE EXPLOREAN HOTEL	"ADVENTURE" FIVE STARS HOTELS	35,326	26%

OBSERVACIONES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**
GRUPO POSADAS, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT APPLICABLE TO THE GROUP					

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4**

YEAR: **2004**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				4,002,189		FIESTAMERICANA	GENERAL PUBLIC
TOTAL				4,002,189			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4**

YEAR: **2004**

CONSOLIDATED
Final Printing

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SALES

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
HOTEL MANAGEMENT				484,416		CAESAR PARK HOLIDAY INN	GENERAL PUBLIC
T O T A L				484,416			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

TICKER: POSADAS QUARTER: **4** YEAR: **2004**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF PAID-IN CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL SOCK (Thousands of Mexican Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			383,605,814		383,605,814		382,979	
L			107,554,012			107,554,012	107,554	
TOTAL			**491,159,826**		**383,605,814**	**107,554,012**	**490,533**	

TOTAL OF SHARES THAT REPRESENT PAID IN CAPITAL STOCK AS OF THE DATE HEREOF. **490,533**

SHARES PROPORTION BY:

CPO'S: **7.57%**
UNITS:
ADRS's: **0.01%** SERIE A, **0.04%** SERIE L
GDRS's:
ADS's:
GDS's:

OWN SHARES REPURCHASED

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARES AT REPURCHASE	AT QUARTER
A	1,240,242	5.58200	8.00000
L	375,243	4.26720	7.50000

PROJECT INFORMATION

ANNEX 13

CONSOLIDATED
Final Printing

PROJECT INFORMATION

The Company currently has 23 hotels with over 3,300 rooms under development, whether under construction or with management agreements already signed, to be opened within the next two years. We estimate that this development plan will require a total investment of US$215 million, of which the Company will contribute only 4%, as the majority of these openings will be under management and lease agreements.

Translation of financial statements of foreign subsidiaries
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

The financial statements of foreign subsidiaries which operate independently are updated according to the inflation index of the corresponding country and are expresed at the period-end exchange rate of the relevant month, with respect to current year information as well that of previous years. As a result, comparable information is obtained taking into account the currency of the countries where the Company has operations. Accordingly, the results of the financial statements of previous years differ from those originaly submitted.

89% of the Company's total revenues came from Mexico, 5% from Brazil, 4% from USA and 2% from Argentina.

The exchange rate used to restate the financial statements into Mexican pesos as of the end of December, 2004 were the following:

Brazilian Real - Mexican Pesos 4.2004
US Dollar - Mexican Pesos 11.1495
Argentinian Peso - Mexican Pesos 3.7464

MEXICAN STOCK EXCHANGE

TICKER: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 4 YEAR: **2004**

CONSOLIDATED
Final Printing

Declaration from the company officials responsable for the information

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE FOURTH QUARTER OF 2004, IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SAME PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO
FINANCE VICE PRESIDENT

L.C. FERNANDO LOPEZ VAZQUEZ
MANAGING DIRECTOR

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	mborja@posasdas.com.mx

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	CHAIRMAN OF THE BOARD OF DIRECTORS
TITLE:	CHAIRMAN
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	NOT APPLICABLE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	VICEPRESIDENT OF FINANCE
NAME:	MANUEL BORJA CHICO
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	DIRECTOR OF ADMINISTRATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	5326-6700
FAX:	5326-6701
E-MAIL:	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS
GRUPO POSADAS, S.A. DE C.V.

Date: 10/28/2004 13:36

TITLE MSE: ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE: VACANT
NAME: VACANT
ADDRESS: REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL:

TITLE MSE: PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE: CHIEF FINANCIAL PLANNING OFFICER
NAME: OLIVER IRIARTE FUENTES
ADDRESS: REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL: oiriarte@posadas.com.mx

TITLE MSE: CREDITED FOR SHIPMENT OF INFORMATION VIA EMISNET
TITLE: CHIEF FINANCIAL PLANNING OFFICER
NAME: OLIVER IRIARTE FUENTES
ADDRESS: REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL: oiriarte@posadas.com.mx

TITLE MSE: CREDITED FOR SHIPMENT OF RELEVANT EVENTS VIA EMISNET
TITLE: CHIEF FINANCIAL PLANNING OFFICER
NAME: OLIVER IRIARTE FUENTES
ADDRESS: REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY: LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY & STATE: MEXICO CITY, FEDERAL DISTRICT
TELEPHONE: 5326-6700
FAX: 5326-6701
E-MAIL: oiriarte@posadas.com.mx

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: October 4, 2004 15:56PM

Prefix: EVENTORE

Ticker: POSADAS

Date: October 4, 2004

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Grupo Posadas Successfully Closes Issuance of Senior Unsecured Notes

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES.

Mexico City, October 4, 2004 — Grupo Posadas, S.A. de C.V. (BMV: POSADAS), one of the leading hotel operators in Mexico and in other parts of Latin America, announced today that it has successfully issued US$150 million of its 8¾% senior unsecured notes due 2011 (the "Notes") in a private placement pursuant to exemptions from registration under the United States Securities Act of 1933. The proceeds from the transaction are being used by the Company to repay outstanding debt. The Notes are guaranteed by the Company's principal wholly-owned subsidiaries.

This press release is not an offer of securities for sale in the United States. The securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States may be made only by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, as well as financial statements.

Any invitation or inducement to engage in any investment activity within the United Kingdom relating to the Notes is directed only at (i) persons who are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2001 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (ii) persons who fall within articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order; and (iii) any other persons to whom this press release can otherwise lawfully be made under section 21 of the United Kingdom Financial Services and Markets Act 2000 (all such persons together being referred to as "UK relevant persons"), and must not be acted on or relied upon by persons other than UK relevant persons.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

C

Relevant Event of GRUPO POSADAS, S.A. DE C.V.

BMV Receipt Date: October 11, 2004 13:57PM

Prefix: EVENTORE

Ticker: POSADAS

Date: October 11, 2004

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Market shifts of 8,851,200 Series "L" shares on October 11, 2004

Relevant Event: With respect to the events that took place today, the Company does not have any relevant information to report.

ENGLISH TRANSLATION OF PUBLICATION SENT THROUGH EMISNET (ELECTRONIC COMMUNICATION SYSTEM ESTABLISHED BY THE MEXICAN STOCK EXCHANGE)

Relevant Event of GRUPO POSADAS, S.A. DE C.V.



BMV Receipt Date: October 12, 2004 14:11 PM

Prefix: EVENTORE

Ticker: POSADAS

Date: October 12, 2004

Corporate Name: GRUPO POSADAS, S.A. de C.V.

Place: Mexico City

Matter: Market shifts of 1,110,600 Series "L" shares on October 12, 2004

Relevant Event: With respect to the events that took place today, the Company does not have any relevant information to report.